NEWS RELEASE	ELD No. 14-04
TSX: ELD NYSE: EGO	February 24, 2014

Certej Project Update: Release of NI-43-101 Technical Report

(all figures in United States dollars unless otherwise noted)

Vancouver, British Columbia – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to provide an update on its Deva Gold SA Certej project in Romania (the “Certej Project” or the “Project”). A NI-43-101 Technical Report (“TR”) which includes findings of an updated prefeasibility study (“PFS”) was filed April 7th 2014 on SEDAR and EDGAR.

The TR incorporates certain changes to the Project that have evolved since Eldorado acquired the Project from European Goldfields Ltd. in 2012, in particular significant changes to the mineral resources and proposed metallurgical process. These changes, along with other relevant project design parameters, are summarized below.

Mineral Resources and Reserves

The mineral resource block model, which serves as the basis of the Mineral Resources and Mineral Reserves in the PFS, is based on an additional 55,700 meters of diamond drilling completed by Deva Gold during 2012 and 2013. This drilling discovered a new zone at depth (the Link Zone) as well as extending mineralization along strike, and contributed to a greatly enhanced understanding of the geologic controls on mineralization. Table 1 summarizes the Mineral Resources as of December 31, 2013.

Table 1 – Certej Mineral Resources

Resource Category	Tonnes x 1,000	Au g/t	Au Ounces x 1,000	Ag g/t	Ag Ounces x 1,000
Measured	25,680	1.75	1,448	9	7,150
Indicated	85,435	1.23	3,368	9	24,611
M+I	111,115	1.35	4,816	9	31,761
Inferred	29,002	1.08	1,010	6	5,268

Mineral Reserves for the Project were calculated using a gold price of $1,250 per ounce and a silver price of $16.50 per ounce. The economic pit limits were calculated using the Lerchs-Grossman algorithm. The most financially beneficial shell from a series of 40 optimized pit shells that were generated formed the basis for the reserve pit, which was created and scheduled using all relevant design criteria. The final pit design incorporates the ramp grade, ramp width, bench heights, bench face angles, bench stack heights, berm width, geotechnical berm width and inter-ramp angle. Table 2 summarizes the Mineral Reserves as of December 31, 2013.

Table 2 – Certej Mineral Reserves

Resource Category	Tonnes x 1,000	Au g/t	Au Ounces x 1,000	Ag g/t	Ag Ounces x 1,000
Proven	20,441	1.91	1,255	10	6,283
Probable	26,543	1.41	1,203	12	9,967
P+P	46,984	1.63	2,458	11	16,250
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The operating plan has an elevated mill feed cut-off grade during the mining phase followed by treating stockpiled lower grade ore later in the mine life. During the mining phase, a mill feed cut-off of 1.20 g/t Au_Equiv will be used with proven and probable ore between 0.90 and 1.20 g/t Au_Equiv being stockpiled for treatment later in the minelife. Through direct feed from mining and by stockpile reclaiming, a constant mill feed of 3.0 million tonnes per annum will be maintained for nearly 15.7 years of which 11 years of mill feed is obtained from open pit production and the last 4.7 years of mill feed is from stockpiled low-grade ore. The low-grade ore (between 0.90 and 1.20 g/t Au_Equiv) will be placed in either of two dedicated low-grade stockpiles. The low-grade stockpiles will reach a maximum capacity of approximately 15 Mt at the time at which the open pit production ceases.

The reserve pit also has approximately 113.4 Mt of waste and an overall stripping ratio of 2.41:1 (waste tonnes to ore tonnes). Waste rock from the open pit mining will be used in pre-production construction fill and embankments for the tailings management facility. All surplus waste rock will be placed into two waste dumps north of the open pit. All mining at Certej is planned to be performed by owner equipment and personnel using conventional open pit mining methods with drill and blast of the rock followed by load and haul with diesel powered off road shovel and truck equipment.

Mineral Processing

Eldorado has evaluated several options for dealing with the refractory nature of the ore at Certej, including the previously proposed Albion process. Based on extensive testwork, pressure oxidation (POX) was chosen as the best available technology.

The Certej ores will be treated at a rate of 3.0 Mt per annum and comminuted by crushing, followed by a combination of SAG and ball milling. The ground ore will be subjected to simple rougher-scavenger and single cleaner flotation to separate the gold-bearing sulphide fraction (pyritic) of the ore from the host andesite (silicate). Following regrind, flotation concentrate is then subjected to pressure oxidation. The oxidized solids will be treated with limestone and lime at elevated temperatures to facilitate silver recovery, prior to conventional precious metal recovery by carbon-in-leach cyanidation (“CIL”), carbon stripping and electrowinning. CIL tails will be subjected to further oxidative and neutralization treatment to ensure that residual cyanide is destroyed before the tails are impounded.

The Project will produce 135,000oz Au and 800,000oz Ag per annum, as a gold-silver doré, assaying roughly 15% Au and 85% Ag. Overall recovery of the precious metal values from the Certej ore via the pressure oxidation process will be 87.4% and 80% for gold and silver, respectively.

Capital Costs and Project Economics

The Capital Cost Estimate included Initial, Sustaining and Closure costs. Capital cost estimates were developed to a high level of accuracy with mobile and plant equipment budget quotations obtained, labour cost built up from first principles of salaries, burdens and overhead and unit rates verified by Romanian contractor quotations. Contingency was applied to each item based on the source and accuracy of the estimate data resulting in an overall Initial and Sustaining Contingency of 17% and 24% respectively. The Capital Cost Summary is included in Table 3.

Table 3 – Capital Cost Summary

Area	Description	Initial $ x 1,000	Sustaining $ x 1,000	Closure $ x 1,000
A	Overall Site	15,362	7,618	11,817
B	Mine	84,402	64,111	-
C	Crushing	12,157	-	-
D	Process Plant (Concentrator)	59,031	8,000	-
E	POX	99,750	21,000	-
F	CIL	17,376	-	-
G	Tailings	23,586	73,803	-
H	Infrastructure	10,206	1,170	-
J	Ancillary Facilities	7,166	-	-
K	Off Site Infrastructure	30,501	4,000	-
Direct		359,537	179,702	-
Indirects		88,374	15,228	-
Owner’s Cost		11,960	-	-
Contingency		79,276	45,873	5,908
Total Installed Cost		539,147	240,803	17,725

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Operating costs were developed from first principles, inclusive of labour, consumables, fleet maintenance and repair, and general and administration. The Operating Cost Summary is included in Table 4.

Table 4 – Operating Cost Summary

Operating Costs	Units	LOM Average $	LOM Expenditure $M
Mining Cost (mined)	$/t mined	1.87
Mining Cost (ore)	$/t ore	6.40	301
Processing Cost	$/t ore	19.54	918
G&A	$/t ore	2.79	131
Operating Cost	$/t ore	28.73	1,350
Oxygen Plant Lease	$/t ore	3.13	147
Total Operating Cost	$/t ore	31.86	1,497

The Project will produce an average of 135,000 oz Au and 800,000 oz Ag per annum. The Project economic analysis has been carried out for a range of gold prices with $1,300 per ounce selected as the base case, at a cash operating cost of $606 per ounce. The analysis demonstrates that the Project will generate a positive Net Present Value of $175 million and a positive Internal Rate of Return of 10%. Sensitivity of the Project to fluctuations in gold price are illustrated in Figure 1 below. Sensitivity to changing capital or operating costs for the base case is illustrated in Table 5 below.

Figure 1

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Table 5 – Sensitivity Analysis: Capex & Opex

IRR	CAPEX	431	485	539	593	647
OPEX		80%	90%	100%	110%	120%
25.49	80%	18.6%	16.1%	14.1%	12.4%	10.9%
28.67	90%	16.4%	14.1%	12.2%	10.5%	9.1%
31.86	100%	14.1%	12.0%	10.1%	8.6%	7.2%
35.05	110%	11.7%	9.6%	7.9%	6.4%	5.1%
38.23	120%	9.0%	7.1%	5.4%	4.0%	2.7%

Gold Price: $1,300/oz

Silver Price: $22.00/oz

There are significant opportunities to improve the economics, and several potential cost optimization strategies that may have a positive impact on the Project economics have been identified and will be subject to further study. The Certej Project is ideally located to take advantage of the region’s highly developed infrastructure, in close proximity to the site, including:

•         Power available within 14 km, from the national grid;

•         Fresh water available within 10 km, from the Mures River;

•         Fuel and lubrication bulk supply in Deva;

•         Limestone available by quarrying within 13 km;

•         Processing plant sites immediately adjacent to the open pit;

•         Waste rock dumps immediately north of the open pit; and

•         Tailings facilities within close proximity to the processing plant sites.

The Project is located in a region with a favorable attitude to mining and that is seeking investment. The villages and cities in the county of Hunedoara are a source of skilled mining labour and the region will benefit with employment opportunities and the flow on effect of investment in the Project.

Permitting

The following key permits have been secured for the Project:

•         Environmental permit for the Zonal Urbanization Plan;

•         Approval of Zonal Urbanization Plan; and

•         Environmental permit for the development of the Project.

These permits allow Deva Gold to proceed with obtaining the Construction Permit and Forestry Permit necessary to begin development of the Project, following any updates and addendums to the existing permits based on design revisions.

In a low metal price environment the Certej Project generates limited cashflow on a stand-alone basis. However, located in a mineral rich area of the world with a strong history and understanding of mining, the Company believes it can take advantage of opportunities to exploit other resources in the region and to use the Certej Project as a platform on which to develop further business within Romania and Eastern Europe. A work plan, developed specifically for Deva Gold to evaluate these opportunities, will strengthen the Project leading to the preparation of a feasibility study and the next phase of project development.

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About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece, and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD) and on the New York Stock Exchange (NYSE: EGO).

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Certej Project Update and the release of the NI-43-101 Technical Report.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2014.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo   VP Investor Relations, Eldorado Gold Corporation

604 601 6650

nancyw@eldoradogold.com

www.eldoradogold.com